

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2016

Mr. Peter McCausland
Executive Chairman
Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, Pennsylvania 19087

> **Re:** **Airgas, Inc**
> **Form Preliminary Proxy Statement on Schedule 14A**
> **Filed December 8, 2015**
> **File No. 001-09344**

Dear Mr. McCausland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please provide us copies of the Board Books in connection with this merger.

Letter to Stockholders

2. Where you include the boards' recommendation here and elsewhere, disclose with equal prominence that board members will directly benefit from the merger.

Summary
Required Vote, page 2

3. Please disclose in this section the percentage of shares that are subject to a voting agreement and owned by officers and directors that intend to vote for the merger.

Interests of the Company's Directors and Executive Officers in the Merger, page 4

4. Please disclose the specific directors and executive officers in this section and quantify the total benefits to each.

The Merger Proposal, page 25

5. We note that you begin this section with a description of the 2014 conversations with Company 1 regarding potential business combinations between the companies. In order to provide perspective and insight into the company's thinking, please describe what aspects of your historical performance and future prospects led you to consider entering into strategic alternatives culminating with this merger.

Opinion of BofA Merrill Lynch, page 32

6. Please disclose the portion of each financial advisor's fee that is contingent upon completion of the merger.

Summary of Material Financial Analyses, page 36

7. Please disclose whether in selecting the companies and transactions discussed, any companies or transactions meeting the criteria were excluded from the analysis and the reasons for doing so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　/s/ Craig E. Slivka, for

　　　　　　　　　　　Pam A. Long
　　　　　　　　　　　Assistant Director
　　　　　　　　　　　Office of Manufacturing and Construction